Filed by Platinum Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Platinum Eagle Acquisition Corp.

Commission File No. 001-38343

In connection with the previously announced business combination (the “Business Combination”) between Platinum Eagle Acquisition Corp. (the “Company”), Target Logistics Management, LLC (“Target Lodging”) and RL Signor Holdings, LLC (“Signor Lodging”), on February 7, 2019, Target Lodging issued a press release announcing certain preliminary financial results for 2018 and its financial outlook for 2019. The Company and Target Logistics also intend to use an updated investor presentation during meetings with current and prospective investors.

A copy of each of the press release and investor presentation is set forth below.

Platinum Eagle and Target Lodging Announce that Full Year 2018 Adjusted EBITDA is Expected to be Consistent with Prior Outlook and Increase Full Year 2019 Outlook for Target Hospitality

Expect Full Year 2019 Target Hospitality Adjusted EBITDA(1) of $175 Million to $180 Million, Driven by Expected 2019 Revenues of $340 Million to $350 Million

Nearly 90% of Target Hospitality Estimated 2019 Revenue Under Contract, Providing Strong Visibility

Target Hospitality Full Year 2018 Adjusted EBITDA(1) Expected to be Consistent with Prior Outlook

LOS ANGELES & THE WOODLANDS, Texas – (February 7, 2019) – Platinum Eagle Acquisition Corp. (Nasdaq: EAGL) (“Platinum Eagle”), a publicly traded special purpose acquisition company, and Target Logistics Management, LLC (“Target Lodging”), the largest provider of flexible accommodation and hospitality services in the U.S., today announced that full year 2018 Adjusted EBITDA(1) for Target Hospitality Corp. (“Target Hospitality”) is expected to be consistent with the previously announced outlook and raised the full year 2019 outlook for Target Hospitality. Target Hospitality is the entity expected to be created by the previously announced business combination (the “Business Combination”) of Platinum Eagle, Target Lodging and RL Signor Holdings, LLC (“Signor”).

Target Lodging recently announced its renewal of multi-year contracts with four major customers, providing for an estimated aggregate contract value of over $200 million, including estimated incremental revenue of over $45 million. The renewals extended the duration of the existing contracts by a minimum of two years, while expanding the scope of services to include Target Lodging’s full suite of accommodations along with additional room commitments across its Permian Basin lodging network. With the expected incremental revenue, in combination with Target Hospitality’s planned integration of Signor and other anticipated operational enhancements, Target Lodging has increased its outlook for Target Hospitality’s anticipated 2019 results.

Brad Archer, President and Chief Executive Officer of Target Lodging, stated, “We are thrilled with the positive momentum in our business and our increased 2019 outlook for Target Hospitality. The integration of Signor is progressing as anticipated, alongside continued execution of our planned capital and operational enhancements throughout our expansive lodging network. Our durable customer contracts provide us with great visibility into our future performance and underpin the stability and resiliency of our business. As a result, we are confident in our market opportunity and look forward to delivering on Target Hospitality’s anticipated objectives in 2019.”

Preliminary Results and Outlook for Target Hospitality

Adjusted EBITDA for full year 2018 for Target Hospitality is expected to be consistent with the expectations for Target Hospitality 2018 Adjusted EBITDA(1) as previously disclosed on November 14, 2018.

On a pro forma basis, after giving effect to the Business Combination, Target Hospitality’s full year 2019 revenue is expected to be in the range of $340 million to $350 million, compared to the prior estimate of $303.5 million, and Target Hospitality’s full year 2019 Adjusted EBITDA(1) is expected to be in the range of $175 million to $180 million, compared to the prior estimate of $165.9 million. These increases are supported by the strong visibility provided by nearly 90% of Target Hospitality’s estimated 2019 revenue under contract.

Cautionary Note Regarding Expected Full Year 2018 Results for Target Hospitality.

The expected full year 2018 Adjusted EBITDA results for Target Hospitality are preliminary, unaudited and subject to completion, reflect management’s estimates based solely upon information available to it as of the date of this press release. Such preliminary expectations are subject to the closing of the full year 2018 and finalization of year-end financial and accounting procedures (which have yet to be completed) and should not be viewed as a substitute for complete, full-year financial statements prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP. Target Lodging’s auditors have not audited, reviewed, compiled, or performed any procedures with respect to such expected 2018 results for purposes of their inclusion in this press release , and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release.

About Platinum Eagle Acquisition Corp.

Platinum Eagle was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Platinum Eagle raised $325 million in its initial public offering and began trading on Nasdaq in January 2018. Its Class A ordinary shares, units and warrants trade under the ticker symbols EAGL, EAGLU and EAGLW, respectively.

About Target Lodging

Founded in 1978, Target Lodging is the largest vertically integrated specialty rental and hospitality services company in the United States. The company is principally focused on building, owning and operating housing communities across several end markets, including oil, gas, energy infrastructure and government. Target Lodging provides cost-effective and customized specialty rental accommodations, culinary services, and hospitality solutions, including site design, construction, operations, security, housekeeping, catering, concierge services, and health and recreation facilities as part of its integrated housing and hospitality communities. Target Lodging was named by Inc. magazine in 2012 and 2013 as one of “America’s Fastest Growing Private Companies.” Target Lodging has been an Algeco company since 2013.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Platinum Eagle's, Target Lodging’s or Signor’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to meet Nasdaq listing standards; costs related to the business combination; Target Hospitality’s ability to manage growth; Target Hospitality’s ability to execute its business plan and meet its projections; Target Hospitality’s ability to identify, consummate and integrate acquisitions; rising costs adversely affecting Target Hospitality’s profitability; potential litigation involving Platinum Eagle, Target Lodging, Signor, or after the closing, Target Hospitality, and general economic and market conditions impacting demand for Target Lodging’s products and services, and in particular economic and market conditions in the oil industry in the markets in which Target Hospitality operates. None of Platinum Eagle, Target Lodging or Signor undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

(1)	Non-GAAP Financial Measures

This press release includes projected Adjusted EBITDA, which is a measurement not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). Platinum Eagle, Target Lodging and Signor believe that this non-GAAP measure is useful to investors for two principal reasons. First, they believe this measure assists investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, it is a key metric used by management to assess financial performance and may (subject to the limitations described below) enable investors to compare the performance of the combined company to its competitors. Platinum Eagle, Target Lodging and Signor believe that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating ongoing operating results and trends. This non-GAAP measure should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate Adjusted EBITDA and other non-GAAP financial measures differently, and therefore Adjusted EBITDA used herein may not be directly comparable to similarly titled measures of other companies.

Adjusted EBITDA is defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. Pro forma Adjusted EBITDA includes an annualized estimate of standalone public company costs.

Information reconciling forward-looking Adjusted EBITDA to a GAAP financial measure is unavailable without unreasonable effort. Target Lodging is not able to provide a reconciliation of forward looking Adjusted EBITDA to GAAP financial measures because certain items required for such reconciliations are outside of the company’s control and/or cannot be reasonably predicted, such as the provision for income taxes. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income and statement of cash flow, prepared in accordance with GAAP, and such forward-looking financial statements are unavailable to the company without unreasonable effort. The company provides a range for its Adjusted EBITDA forecast that it believes will be achieved, however it cannot accurately predict all the components of the Adjusted EBITDA calculation. Target Lodging’s auditors have not audited, reviewed, compiled, or performed any procedures with respect to such forward-looking information for purposes of their inclusion in this press release , and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. Such forward-looking information is for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Additional Background on Recently Announced Business Combination with Platinum Eagle Acquisition Corp.

On November 13, 2018, Platinum Eagle, Target Lodging and Signor announced definitive merger agreements for a business combination to create the largest provider of specialty rental accommodations with premium catering and value-add hospitality services in the U.S. Under the terms of the business combination, Target Lodging and Signor will become wholly-owned subsidiaries of Platinum Eagle, which will be renamed Target Hospitality Corp., and the combined company’s common stock will be listed on the Nasdaq Stock Market under the ticker symbol “TH” following the closing.

The business combination is expected to be completed in the first quarter of 2019, pending Platinum Eagle shareholder approval and the satisfaction of other customary closing conditions. Additional information about the business combination, as well as Target Lodging’s and Signor’s operations and historical financial information is contained in Platinum Eagle’s registration statement on Form S-4 (the “Registration Statement”) initially filed with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2018. The Registration Statement includes a proxy statement/prospectus that will be both the proxy statement to be distributed to Platinum Eagle's shareholders in connection with Platinum Eagle's solicitation of proxies for shareholder approval of the business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the Registration Statement is declared effective, Platinum Eagle will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the business combination. Platinum Eagle's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials contain important information about Target Lodging, Signor, Platinum Eagle and the business combination. Shareholders and other interested persons will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

The description of the business combination contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the business combination, copies of which were filed by Platinum Eagle with the SEC on Form 8-K on November 19, 2018.

Participants in the Solicitation

Platinum Eagle and its directors and executive officers may be deemed participants in the solicitation of proxies from Platinum Eagle's shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Platinum Eagle is contained in the proxy statement/prospectus for the business combination, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the business combination.

Each of Target Lodging and Signor and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Platinum Eagle in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the business combination.

Investors

Narinder Sahai

or

Rodny Nacier

832-702-8009

IR@targetlodging.com

Media

Jason Chudoba, 646-277-1249

Jason.Chudoba@icrinc.com

or

Elyse Gentile, 646-677-1823

Elyse.Gentile@icrinc.com

Confidential Information Proposed Business Combination Between P LATINUM E AGLE AND T ARGET H OSPITALITY

Disclaimer

Important Information

This investor presentation ("Investor Presentation") is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Platinum Eagle Acquisition Corp. ("Platinum Eagle"), Target Logistics Management, LLC ("Target Lodging") or RL Signor Holdings, LLC ("Signor Lodging") or any of Platinum Eagle's, Target Lodging's or Signor Lodging's affiliates. The Investor Presentation has been prepared to assist investors in making their own evaluation with respect to the proposed business combination (the "Business Combination"), as contemplated in the definitive merger agreements entered into by Platinum Eagle, Target Lodging and Signor Lodging, and for no other purpose. It is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Platinum Eagle, Target Lodging and Signor Lodging assume no obligation to update the information in this Investor Presentation, except as required by law.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, Platinum Eagle has filed a registration statement on Form S-4 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Platinum Eagle's ordinary shares in connection with Platinum Eagle's solicitation of proxies for the vote by Platinum Eagle's shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Platinum Eagle will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Platinum Eagle's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials will contain important information about Target Lodging, Signor Lodging and Platinum Eagle and the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Platinum Eagle as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

Participants in the Solicitation

Platinum Eagle and its directors and executive officers may be deemed participants in the solicitation of proxies from Platinum Eagle's shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Platinum Eagle is contained in Platinum Eagle's registration statement on Form S-1, as amended as of January 9, 2018, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the Business Combination.

Each of Target Lodging and Signor Lodging and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Platinum Eagle in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are contained in the proxy statement/prospectus for the Business Combination.

Forward-Looking Statements

This Investor Presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When used in this Investor Presentation, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, Platinum Eagle's, Target Lodging's and/or Signor Lodging's expectations with respect to future performance and anticipated financial impact of the Business Combination and the satisfaction of the closing conditions to the Business Combination. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Platinum Eagle's, Target Lodging's and/or Signor Lodging's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the Business Combination; the inability to meet Nasdaq listing standards; costs related to the Business Combination; the combined company's ability to manage growth; the combined company's ability to execute its business plan and meet its projections; the combined company's ability to identify, consummate and integrate acquisitions; rising costs adversely affecting the combined company's profitability; potential litigation involving Platinum Eagle, Target Lodging, Signor Lodging, or after the closing, the combined company; general economic and market conditions impacting demand for Target Lodging's and/or Signor Lodging's products and services, and in particular economic and market conditions in the oil industry in the markets in which Target Lodging and Signor Lodging operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under "Risk Factors" therein, and in Platinum Eagle's other filings with the SEC. None of Platinum Eagle, Target Lodging or Signor Lodging undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Disclaimer

No Offer or Solicitation

This Investor Presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Investor Presentation also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Industry and Market Data

In this Investor Presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which Target Lodging and Signor Lodging compete and other industry data. We obtained this information and statistics from third-party sources, including reports by market research firms, and company filings.

Historical and Projected Financial Information

This Investor Presentation contains financial forecasts. These financial forecasts were prepared in good faith by Platinum Eagle, Target Lodging and/or Signor Lodging on a basis believed to be reasonable. Such financial forecasts have not been prepared in conformity with generally accepted accounting principles (GAAP). None of Platinum Eagle's, Target Lodging's or Signor Lodging's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, and accordingly, none of them expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Platinum Eagle's, Target Lodging's and/or Signor Lodging's control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of Target Lodging, Signor Lodging or the combined company after the Business Combination or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Investor Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Non-GAAP Financial Measures

This Investor Presentation includes EBITDA and Free Cash Flow, which is are measurements not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). Platinum Eagle, Target Lodging and Signor Lodging believe that these non-GAAP measures are useful to investors for two principal reasons. First, they believe these measures assists investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, they are key metrics used by management to assess financial performance and may (subject to the limitations described below) enable investors to compare the performance of the combined company to its competitors. Platinum Eagle, Target Lodging and Signor Lodging believe that the use of these non-GAAP financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate EBITDA or Free Cash Flow and other non-GAAP financial measures differently, and therefore the measures referenced herein may not be directly comparable to similarly titled measures of other companies.

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4 Troy Schrenk Chief Commercial Officer Andy Aberdale Chief Financial Officer Entrepreneurial Team with Proven Execution Capabilities TL’s Core Management Team has been together since the “ beginning ” TL has the most experienced team in the industry Hospitality, overall accommodations operations, sales and construction are industry leading The TL Team is driven by our core values. A high integrity and personally committed team motivated by service excellence and execution, and delivering on the promises we’ve made to our customers Management Team Brad Archer President & Chief Executive Officer • Extensive career in the public and private modular, lodging and hospitality industries • Proven track record of success • Responsible for business strategy and operations • 20+ years of experience in finance, accounting, operations and technology positions • Leads tactical and strategic financial and administrative operations • Experienced career across real estate, modular and community development, strategy and marketing/sales with public and private companies

5 Nation’s Largest Network of Flexible Accommodation Space… Business Model Combining Most Attractive Elements of Lodging, Catering and Specialty Rental Sectors to Produce Adj. EBITDA Margins Over 50% • Turnkey solutions with integrated design and installation, catering, security, recreational and other hospitality services • Offering premium customer experience for enterprise clients with long term relationships ... With Premium Catering and Hospitality Value Added Services • Extensive network of geographically relocatable accommodation assets • Serving business and governmental needs where availability of space and flexibility are essential

6 6 Target Hospitality Investment Highlights (1) Click to edit footnote text Largest Network of U.S. Communities Serving Most Attractive Shale Basins 1 • Represents ~13,000 beds serving premier customer base through industry’s largest network • $ 470.1mm of Gross Book Value as of September 2018 in accommodation assets • Serving robust Permian Basin 22 Sites Fast Growing Business with Strong Momentum and Visibility 2 • U.S. Adj. EBITDA (2) CAGR 2016A - 2019E • 2019E Adj. EBITDA range of $175mm to $180mm (3) • Long - term contracts with a weighted average of 3 years and current run - rate provide high forward visibility 28% Compelling Unit Economics 3 • IRR on new capital investment • Paybacks on initial contracts cover entire new capital outlay 36% 2.8 yrs. High Margins and Free Cash Flow 4 • Adj. EBITDA margins for 2016A - 2019E • Low annual maintenance capex • ~90 % Adj. EBITDA to free cash flow conversion 51.2% Robust Balance Sheet to Fund Business Expansion 5 • Net Debt / 2019E Adj. EBITDA • Ample liquidity available to support growth • Multiple growth opportunities identified <2x (1) Historical pro forma and projected . (2) All references to Adjusted EBITDA refer to EBITDA as adjusted for certain items . Adjusted EBITDA is a non - GAAP financial measure. For historical periods, please see appendix for a reconciliation of Adjusted EBITDA to Net Income. (3) Represents forecast 2019E Adj. EBITDA range of $175mm - $180mm with midpoint of $177.5mm .

7 Click to edit footnote text Three Way Merger Creating Powerful Public Platform for Growth • 22 Facilities (Including 15 in Permian) • ~13,000 Beds • Unmatched Network scale blanketing Permian and Bakken Basins Platinum Eagle (PEAC) Target Hospitality (TH) • High margin services which enhance value to customers and further differentiate Target • Consistent and high quality offering at all locations across the Target Network • Network expansion increases ability to capture new contracts • Ample dry powder to capitalize on identified set of high return investments • High free cash flow benefitting from negligible capex requirements Largest Network of Accommodation Facilities in United States Increased Growth Profile from Strong Financial Position Paired with Value Added Catering and Hospitality Services Target Lodging (TL) Signor Holdings (SH) • Largest O&G companies in U.S. and Federal Government • Long - term “Take or Pay” and exclusivity contracts provide visibility and durability Premier Customer Base with Long - Term Contracts and Exclusivity

8 8 $85.5 $80.1 $134.3 $149.3 $177.5 2016A 2017A LTM September 2018 2018F 2019E Consolidated Financial Performance – Growth Accelerating Confidential Information • Consolidated Adj. EBITDA CAGR from 2016 - 2019E of ~28% • 2019E Adj. EBITDA forecast solely from current total contract value and full - year impact of existing utilization − New capital can drive significant growth beyond forecast on identified projects • Future growth driven by: − Robust customer expansion in Permian Basin, increased utilization, expansion of existing facilities, addition of new facilities and acquisitions • Historical growth achieved in spite of operating in cash constrained environment under Algeco ownership Historical (Pro Forma) and Projected Consolidated Adj. EBITDA ($mm) 27.6% CAGR (1) Represents forecast 2019E Adj. EBITDA range of $175mm - $180mm with midpoint of $177.5mm. (1)

9 Multi - Billion Dollar U.S. Market Opportunity Delaware Shale Midland Shale Multi - Billion Dollar U.S. Market $1.0 Billion in Permian Alone Carlsbad, NM Odessa, TX Midland, TX • 15 facilities blanketing the Permian Basin, a $1.0 billion opportunity alone • Power of network effect provides geographic flexibility critical to customer base • Barriers to entry through installed customer base already under exclusive long - term contracts • Long - term exclusivity contracts (average use of 5 lodges nightly) enhances resiliency through future oil price cycles • Target has grown market share to 20% today from ~2% in 2015 Captured by Target Network • Multi - Billion dollar market growth driven by disrupting inferior lodging alternatives such as extended stay hotels, motels and RV parks, driven by O&G industry • Provide comprehensive turnkey solution at reduced price including security, catering and hospitality • Additional market growth in government and large - scale projects Large and Growing Addressable Market…

10 10 • Growing catering and managed services platform across diversity of end - markets, both organically and through acquisitions − Government, Pipelines, Corrections and Education • Currently identified organic growth opportunities include: Government and Hospitality End - Markets • With approved GSA vendor status, and success of Dilley FRC, additional opportunities surfacing − Currently bidding on correctional housing contract for approximately 250 beds Established Government End - Market Expanding Catering and Managed Services U.S. Gov't $15.5 Community Corrections $2.5 Midstream $50.0 Identified Growth $68 mm Revenue • South Texas F amily R esidential C enter (“FRC”), established in 2014 in Dilley, Texas • Ideal solution meeting government need to house asylum seeking families in humane temporary housing − 2,556 bed campus with a 7 year lease − In current discussion for facility expansion Represents ~$68 million Near - Term Revenue Growth Opportunity • Independent catering and managed services revenue produces approximately 35% gross profit margin with minimal capex investment

11 Why We Win – Customer - Centric Focus and The Target 12 Meeting Customer Needs Through Differentiated and Unparalleled Suite of Solutions 01 FOOD 02 REST 03 CONNECTION 04 WELLNESS 05 COMMUNITY 06 HOSPITALITY ENGAGEMENT 07 PERFORMANCE 08 SAFETY 09 LOYALTY 10 PRODUCTIVITY 11 PREPAREDENESS 12

12 Premier Customer Base and Durable Commercial Contracts Serving the Largest O&G Companies in the United States Business Underwritten by Strong Commercial Contracts • Diversified across O&G value chain • Focus on large Upstream customers underpins stability and growth • Integrated into customer planning process • Long - term “take or pay” contracts provide Visibility & Durability • 83% of 2018 revenue from “take or pay” contracts • 85% of contracts exclusive to Target Network • $306 million of estimated contracted revenue for 2019 (1) • Weighted average contract term 40.6 months ($ in millions) Exclusivity Contracts 85% Take or Pay Contracts 83% 2019E Revenue $345.0 Estimated Contracted Revenue: 89% Uncontracted Revenue: 11% (1) Based on contracted revenue, estimated contract overages and direct forecast planning with customers . (2) Represents forecast 2019E Revenue range of $340mm - $350mm with midpoint of $345mm . Weighted Avg. Contract Duration 40.6 Months (2)

13 - 1,250,000 2,500,000 3,750,000 5,000,000 Jan-14 Jul-14 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Jul-18 Jan-19 Jul-19 Jan-20 Jul-20 Barrels Per Day Permian Basin and Williston Basin Production (1) Permian Basin Production Permian Basin Forecast Williston Basin Production Williston Basin Forecast Resilient and Strengthened Platform Addressing Growth Opportunities Past Present (as of 9/30/18) Future Network Size 5,500 beds in Target Network 10,000 beds, serving ~ 10mm + meals Continued increase in Network, bed capacity and Catering/Hospitality offerings Geographic Footprint 56% Bakken b ased and 44% Permian based footprint Relocation and build out of Permian network to 81% of TH footprint Increased footprint throughout the Permian, Keystone XL & FRC expansion Customer Diversity Upstream Oilfield Services and Midstream Upstream Producers, Oilfield Services, Owners, Midstream and Government Primary O&G Upstream Producers, Government, Various Catering , Corrections Utilization 65% ~84% 87% + Average Daily Rate $86 ~$87 $91 Cost of Production Higher breakevens in the $70 - $90 with WTI between $30 - $110 Breakevens slashed by ~60%, current range is $30 - $40 with WTI between $50 - $70 Confidence in rising activity as productivity increases driven by lower breakevens Target’s Resiliency and Responsiveness to Oil & Gas Cycles (1) PetroNerds , DrillingInfo , and Estimates from North Dakota Pipeline Authority and Enterprise Products Partners. (2) 2017/18 breakevens represent 2017 and YTD 2018 average basin half - cycle breakeven. Note: Williston Basin raw data from DrillingInfo through December 2016 and January 2017 onward from North Dakota Pipeline Authority. 2014 - 2016 2017 - 2018 2019 - 2021 $44 (2) $32 (2) Permian Basin Breakeven ($ per barrel) Williston Basin Breakeven ($ per barrel) $76 $67 Cushing WTI Spot Price FOB ($ per barrel) Feb. 2016 low of $30/ bbl Jun. 2014 high of $106/ bbl

14 14 ($25,000,000) ($5,000,000) $15,000,000 $35,000,000 $55,000,000 $75,000,000 $95,000,000 $115,000,000 $135,000,000 $155,000,000 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 TH’s Powerful Unit Economics… Click to edit footnote text TH Overview • Rigorous process for vetting projects and determining pricing • 17 attributes are evaluated • Only the highly ranked opportunities are advanced • All capex is underwritten by contracts – No speculative building Outputs $9.0mm Adj. EBITDA / year $180mm Cumulative Adj. EBITDA over 20 years IRR: 36% (20 year) Inputs: Community: 500 Beds CapEx: $50k / room ($25mm total) ADR/COGS: $95pppn / $35pppn Low maintenance capex Typical Community 20 Year Investment Return – Mid Case $180mm Cumulative Adj. EBITDA Return 2.8 Yrs. $25mm Investment Superior Unit Economics with Compelling Returns Unlevered Capital Returns of 7.2x on Each Dollar of Investment

15 15 $134.3 $160.9 $177.5 $6.6 $10.5 $11.1 $11.7 $16.6 Consolidated Adj. EBITDA Bridge LTM September 2018 to 2019E Confidential Information (1) Reflects Public Company c osts, increased commission expense and other SG&A related items. (2) Assumes COGS PPPD improves from $39.58 September 2018 LTM to $ 36.07 for 2019 to reflect increase in scale and capacity . (3) Projected bed count of 12,989 rooms of capacity for 2019, an increase from 11,805 in September 2018 LTM. Capex spend completed in 2018. (4) Assumes full year impact from current utilization. (5) Represents forecast 2019E Adj. EBITDA range of $175mm - $180mm with midpoint of $177.5mm. ( ) Adj. EBITDA Bridge to 2019E ($ in millions) Annualized Effect of Adj. EBITDA Contribution from Capital Already Deployed (5)

16 16 $149.3 $32.7 $2.7 $21.0 $125.6 $64.3 $27.1 $1.5 2018F Adj. EBITDA TL Maintenance Capex Deferred Revenue 2018F Discretionary Free Cash Flow TL Growth Capex SH Growth Capex SH Capex Facilities Improvement 2018F Free Cash Flow $177.5 $138.5 $3.0 $17.5 $157.0 $18.5 2019E Adj. EBITDA TL Maintenance Capex Deferred Revenue 2019E Discretionary Free Cash Flow SH Capex Facilities Improvement 2019E Free Cash Flow Exceptional Free Cash Flow Profile Click to edit footnote text 2018F Pro Forma Free Cash Flow Bridge (1) (3) (2) 2019E Free Cash Flow Bridge ($ in millions) (1) (2) Free Cash Flow Profile: ~90% Free Cash Flow Conversion with 12% Unlevered Free Cash Flow Yield (3) ($ in millions) Confidential Information (1) Maintenance Capex planned to increase to ~$3.0mm per year for TH beginning in 2019. (2) Deferred revenue reduction to free cash flow adjusts for receipt of upfront cash payments on contracts amortized over year as se rvices performed. (3) SH CapEx Facilities Improvement is to bring acquisition up to TL standards. Expected spend is ~$1.5mm in 2018 and ~$18.5mm in 2019 . (4) Represents forecast 2019E Adj. EBITDA range of $175mm - $180mm with midpoint of $177.5mm. (4)

17 United States: 206 Outlook and Focus Upside Beyond Forecast: Organic Growth in Core Business (all new beds) Size (~# of Beds) First Revenues Capex ($mm) Minimum Contract Term Minimum Contracted Adj. EBITDA ($mm) 250 Mid 2019 $3.5 3 years $4 – $5 500 Mid 2019 $25 3 years $27 320 Mid 2019 $16 3 years $17 500 Mid 2019 $25 3 – 5 years $27 – $45 700 Mid 2019 $35 3 years $38 1,000 Q4 2019 $26 3 – 5 years $34 – $55 500 Q4 2019 $22.5 3 – 5 years $18 – $31 1,200 Q4 2019 $60 3 years $65 Total Listed Above: 4,970 $213 Near Term Customer Opportunities Offer Upside Beyond 2019 Adj. EBITDA Forecast Annual Adj. EBITDA expansion opportunity approximating $77 million with 36% IRR on new capital investment

18 18 LOI Awarded for U.S. Refinery Project • LOI executed in 2018 with anticipated 2019 start date • Existing 596 bed community to support ~24 month project • Supporting the construction of a state - of - the - art crude oil refinery sited on approximately 150 acres in Belfield, North Dakota – the heart of the Bakken Total Contract Value is expected to be $35mm – $45mm with minimal capex Click to edit footnote text Incremental Upside – Major Projects and M&A Company Description Number of Sites Number of Beds Company A Regional Accommodations Provider 3 520 Company B Regional Accommodations Provider 4 3,000 Company C Regional Accommodations Provider 2 800 Company D Regional Accommodations Provider 5 1,800 Numerous Attractive M&A Consolidation Opportunities Services Contract Awarded for Keystone Pipeline • Won large catering and facilities services contract for Keystone Pipeline • Pre - work began in 2018, pending owner FID and full contract release • Approximately ~4.5 million meals across 11 locations over contract term U.S. Government Major Projects • Multiple large scale communities with facilities services • Supporting various U.S. Federal agency projects subject to appropriations • Anticipated project start dates in 2019 Total Contract Value is expected to be $85mm – $100mm B Major Projects A

19 Appendix

20 Entrepreneurial Team with Proven Execution Capabilities Supported by Experienced Board • TL’s Core Management Team has been together since the “ beginning ” • TL has the most experienced team in the industry • Hospitality, overall accommodations operations, sales and construction are industry leading • The TL Team is driven by our core values. A high integrity and personally committed team motivated by service excellence and execution, and delivering on the promises we’ve made to our customers Brad Archer : President & Chief Executive Officer 25 years in the modular, lodging and hospitality industries (Including 5 with public companies) Extensive track record of success in executive management Responsible for running all facets of business including strategy and operations Andy Aberdale : Chief Financial Officer 20+ years of experience in finance, accounting, operations and technology positions Leads Target’s tactical and strategic financial and administrative operations Troy Schrenk : Chief Commercial Officer 18 years in real estate, modular and community development, strategy and marketing/sales with public and private companies • Stephen and Gary have been instrumental in the growth of Algeco and Williams Scotsman and are both currently on the TL Board of Directors • Jeff was a Double Eagle Founder and is currently on the WSC Board of Directors • Stephen, Gary and Jeff collaborated on and completed successful SPAC merger between Double Eagle Acquisition Corp. and Williams Scotsman Management Team Board of Directors Stephen Robertson : Chairman of Target Hospitality, Co - Founder TDR Capital 30 years of private equity experience Previously Chairman of Algeco Europe and current board member of Algeco Scotsman Gary Lindsay : Partner, TDR Capital 15 years of private equity experience Day - to - day management of Algeco investment since 2010 Current board member of WSC and Algeco Scotsman Jeff Sagansky : CEO of Platinum Eagle Acquisition Corp. Experienced media/communications investor and studio/network CEO Sponsor and President of Global Eagle and Silver Eagle Serves on Board of Global Eagle Sponsor of Double Eagle Acquisition Corp. and current WillScot Corporation board member

21 - 500,000 1,000,000 1,500,000 2,000,000 2,500,000 3,000,000 3,500,000 4,000,000 0% 20% 40% 60% 80% 100% 120% 140% Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16 Jan-17 Mar-17 May-17 Jul-17 Sep-17 Nov-17 Jan-18 Mar-18 May-18 Jul-18 Sep-18 Barrels Per Day Percentage Utilization Target Lodging Utilization vs. Basin Oil Production (3) Permian Basin Utilization Permian Basin Production Growth and Stability Capitalizing on Long - Term Massive Investment in U.S. Shale • Permian is most attractive U.S. shale basin and critical to U.S. energy independence • 60 billion of reserves with production forecasts of 5 Mbpd by 2022 (1) • Lowest cost of U.S. oil production onshore and the 4 th lowest in the world (2) • $2 of every $10 spent globally on oilfield services and equipment is spent in the Permian (1) • Breakevens cut by 67% from peak to trough, driven by productivity gains − Creates greater production stability and resiliency (1) Spears & Associates and IHS Markit. (2) Wood McKenzie, Redburn research. (3) PetroNerds, DrillingInfo, and Enterprise Products Partners. (4) 2017/18 breakeven represents 2017 and YTD 2018 average basin half - cycle iiiiiii breakeven . $- $20 $40 $60 $80 $100 $120 0% 20% 40% 60% 80% 100% 120% 140% Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16 Jan-17 Mar-17 May-17 Jul-17 Sep-17 Nov-17 Jan-18 Mar-18 May-18 Jul-18 Sep-18 $ Per Barrel Percentage Utilization Target Lodging Utilization vs. Oil Prices Permian Basin Utilization Cushing OK WTI Spot Price FOB $/bbl Permian Basin Breakeven ($ per barrel) $76 $32 (4)

22 22 TH’s Upside: Data Analytics Driving the Business Sales and Operational Planning Process Commercial Processes (Systems) Management (People) • Revenue optimization tactics • Review weekly rates & utilization trends • Monitor and coach sales performance • Weekly sales/BD call to review − Regional activity, major projects Weekly Quarterly Monthly • Detailed COGS review − Labor; employee: customer ratios − Food; per person per night (pppn) analysis • Community comparisons; − Best practice sharing − Community profitability • Update sales & marketing plans • Pricing analysis (ADR/RevPar Metrics) • Distribution channel analysis • Review business segmentation and geographies • Profit analysis • Customer Experience Management • Contract analysis • Inventory management and Optimization analysis • Pricing analysis (ADR/RevPar Metrics) • Make strategic adjustments based on analysis • Review of: − Employee staffing management − Food usage and spoilage mgmt − H ouse keeping staffing − Security staffing • Demand & supply analysis; • Dynamic pricing; pricing analysis (ADR/RevPar Metrics) • Inventory management /optimization analysis • Distribution channel analysis • Annual budget • 3 year forecasts • Detailed COGS review • Community profitability • Fleet review, and relocation planning • Quarterly forecasts (3+9F, 6+6F, 9+3F) Weekly Monthly Quarterly Annually TH’s New Data Analytics Used to Optimize and Drive Utilization, ADR and Rental Revenue 2016A 2017A LTM September 2018 2018F 2019E

23 Illustrative Transaction Framework Click to edit footnote text P F equity value breakdown Ownership PF Shares SPAC shareholders 30.8% 32.5mm SPAC sponsor promote shares 5.8% 6.1mm PIPE shareholders 7.6% 8.0mm Sellers rollover equity 55.9% 59.1mm Total shares outstanding 100.0% 105.7mm $1,397 $1,503 Uses Cash to sellers $720.0 Sellers roll - over equity $591.0 Deal expenses $25.0 Total uses $1,336.0 Sources EAGL cash in trust (2) $325.0 PIPE raise $80.0 Debt raise $340.0 Sellers roll - over equity $591.0 Total sources $1,336.0 • $1,311mm purchase price − Implied purchase multiple of 7.4x 2019E Adj. EBITDA − Assumes 2019E Adj. EBITDA of $ 177.5mm (1) • SPAC founder shares structured as an earnout , with 6.1mm vesting upfront and the remaining shares vesting 50% at $12.50 and 50% at $15.00 • $80mm PIPE raised alongside the transaction • Assumes $325mm of SPAC proceeds remain in trust at close • The transaction results in a fully - diluted multiple of 7.9x TEV / 2019E Adj. EBITDA Transaction Sources and Uses ($mm) Key Transaction Terms Pro Forma Ownership Pro Forma TEV ($mm) (1) Represents forecast 2019E Adj. EBITDA range of $175mm - $180mm with midpoint of $177.5mm . (2) Cash in trust at transaction close may be greater than $325mm given the investment yield. Any accrued interest will be ad ded to cash consideration to sellers and an equal amount will be deducted from seller roll - over equity. As of September 30, 2018, accrued interest in the trust is $3.9mm. $340 $340 $325 $358 $80 $88 $591 $650 $61 $67 0.0 200.0 400.0 600.0 800.0 1,000.0 1,200.0 1,400.0 1,600.0 Before announcement Publicly-traded PF company Implied EV Net debt SPAC shareholders PIPE investment Sellers rollover Sponsor shares

24 Catering & Services 9.0x - 12.0x 2019E EBITDA Hotel/Lodging 9.0x - 13.0x 2019E EBITDA Specialty Rental 8.5x - 10.5x 2019E EBITDA ▪ Lodging and accommodations businesses – Room occupancy and ADR key metrics for revenue generation – High margin profiles at owned locations ▪ Core business of long - term asset rental ▪ Quick paybacks from rental revenue with high lifetime asset returns ▪ High EBITDA margins and strong free cash flow profile ▪ Core business of outsourced catering and hospitality services ▪ Revenue derived from per consumer transaction (meals or services provided ) ▪ Strong Free Cash Flow conversion Target Platform Differentiators ▪ Comparable high gross margins on both lodging and catering services ▪ Target enjoys contractual revenues with higher long - term visibility ▪ Quick paybacks of 24 months on new facilities, but without ongoing capex ▪ Higher EBITDA margins and corresponding Free Cash Flow ▪ Target provides same catering/ hospitality services for “captured” clients ▪ Target enjoys similar favorable Free Cash Flow conversion plus core lodging business Target Platform Differentiators Target Platform Differentiators Target Touches Multiple Public Comparable Sets Target Offers Unique Model with Top Tier Metrics – EBITDA Growth, EBITDA Margin and Free Cash Flow Conversion – Across Comparables

25 Click to edit footnote text (1) EBITDA figures are all restated for extraordinary items. (2) Latest Thomson/ FirstCall /Bloomberg estimates and Wall Street Research . (3) Market Value calculated using treasury stock method to quantify impact of Founder Shares and Warrants. Enterprise Value, Revenue, EB ITD A and EBIT are pro forma for the acquisitions of Acton Mobile, Tyson Onsite and ModSpace. 2019E Adjusted EBITDA based on midpoint of Company Guidance provided January 9, 2019 and 2020E EBITDA ba sed on Oppenheimer research dated November 11, 2018. Target Comparables Universe Dollars in millions, Current except per share data Price Market Enterprise Forward EBITDA 2 Price/CY EPS 2 Company 2/6/2019 Value Value Revenue EBITDA 2019E 2020E Hotel/Lodging Companies Wyndham (NYSE: WH) $51.18 $5,076 $6,834 $1,721 $470 $628 $676 LTM: 09/30/18 4.0x 14.5x 10.9x 10.1x Marriott (NASDAQ: MAR) $117.27 $40,004 $48,958 $23,094 $3,398 $3,726 $3,989 LTM: 09/30/18 2.1x 14.4x 13.1x 12.3x Extended Stay (NASDAQ: STAY) $17.07 $3,214 $5,402 $1,288 $613 $585 $585 LTM: 09/30/18 4.2x 8.8x 9.2x 9.2x Mean: 3.4x 12.6x 11.1x 10.5x Median: 4.0x 14.4x 10.9x 10.1x Catering and Hospitality Companies Aramark (NYSE: ARMK) $33.35 $8,363 $15,336 $15,489 $1,706 $1,706 $1,801 LTM: 12/28/18 1.0x 9.0x 9.0x 8.5x Compass Group (LSE: CPG) $21.99 $34,827 $39,365 $31,238 $3,012 $3,164 $3,345 LTM: 09/30/18 1.3x 13.1x 12.4x 11.8x Sodexo (EPA: SW) $107.25 $15,815 $18,513 $24,309 $1,565 $1,782 $1,895 LTM: 08/31/18 0.8x 11.8x 10.4x 9.8x Mean: 1.0x 11.3x 10.6x 10.0x Median: 1.0x 11.8x 10.4x 9.8x Specialty Rental Services Companies Mobile Mini (NASDAQ: MINI) $37.02 $1,667 $2,565 $593 $217 $234 $253 LTM: 12/31/18 4.3x 11.8x 10.9x 10.2x WillScot Corp 3 (NASDAQ: WSC) $10.06 $1,172 $2,882 $1,058 $275 $349 $422 LTM: 09/30/18 2.7x 10.5x 8.3x 6.8x Mean: 3.5x 11.1x 9.6x 8.5x Median: 3.5x 11.1x 9.6x 8.5x EV as a Multiple of LTM 1

26 Click to edit footnote text Reconciliation of Net Income to Adjusted EBITDA For the trailing twelve months from October 1, 2017 to September 30, For the Year Ended December 31, For the Year Ended December 31,    Net Income $ 22,366 $ 15,533 $ 30,012 Income tax expense 20,536 25,768 17,442 Interest expense (income), net 14,674 (4,975) (3,384) Other depreciation and amortization 5,460 5,681 5,029 Depreciation and accretion 34,544 27,743 38,271 EBITDA 97,580 69,750 87,370 1 Currency (gains) losses, net 57 (91) - 2 Restructuring Costs 8,436 2,180 - 3 Holdings, selling, general and administrative costs 17,904 8,771 - 4 Transaction expenses 11,971 - - 5 Other expense (income), net (1,647) (510) (1,870) Adjusted EBITDA $ 134,301 $ 80,100 $ 85,500 1 2 3 4 5 Holdings selling, general and administrative costs: Target Parent incurred nonrecurring costs in the form of legal and professional fees as well as transaction bonus amounts, primarily associated with a restructuring transaction in 2017. Other expense: Other expense includes consulting expenses related to certain one-time projects, financing costs not classified as interest expense, gains and losses on disposals of property, plant, and equipment, and other immaterial non-cash charges. Transaction expenses: Target Parent and Signor Parent incurred nonroutine transaction costs associated with costs related to the business combination with Platinum Eagle and the Signor acquisition. Reconciliation of Combined Proforma Target Parent and Signor Parent Net income to EBITDA and Adjusted EBITDA Currency (gains) losses, net: Target Parent incurred currency gains and losses on monetary assets and liabilities denominated in foreign currencies other than the functional currency. Substantially all such currency gains and losses are unrealized and attributable to financings due to and from affiliated companies. Restructuring costs: Target Parent incurred costs associated with restructuring plans designed to streamline operations and reduce costs. 20162018 2017

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